Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS FOR THE SECOND QUARTER 2018

August 8, 2018, Grand Cayman, Cayman Islands - Ocean Rig UDW Inc. (NASDAQ:ORIG), ("Ocean Rig" or the "Company"), an international contractor of offshore deepwater drilling services, today announced its unaudited financial and operating results for the quarter ended June 30, 2018.

Second Quarter 2018 Financial Highlights

•	For the second quarter of 2018, the Company reported net loss of $19.1 million, or $0.21 basic and diluted loss per share.

Included in the net loss for the second quarter 2018 results are:

▪	Costs of $6.4 million, or $0.07 per share, associated with the Ocean Rig Mykonos, the Ocean Rig Skyros and the Leiv Eiriksson statutory periodic surveys, which are included in operating expenses.

Excluding the above costs, the Company would have reported net loss of $12.7 million, or $0.14 per share.

•	The Company reported Adjusted EBITDA(1) of $22.8 million for the second quarter of 2018.

•	The Company's rigs that are operating under drilling contracts achieved a revenue efficiency of 88.1% for the second quarter of 2018.

Recent Events

•
On July 3, 2018, the Company, pursuant to the previously announced agreement, made the $22.25 million interim yard installment payment to Samsung Heavy Industries ("SHI") in connection with the construction of the Ocean Rig Crete. Under the agreement with SHI, the delivery of the Ocean Rig Crete has been postponed to September 30, 2020, but may be brought forward at the option of the Company.

Mr. Pankaj Khanna, President and Chief Executive Officer of the Company, commented:

"We remain focused on keeping costs down and growing our backlog. We believe our balance sheet is the cleanest in the industry and, with the negotiations related to the drilling contract for the Ocean Rig Skyros now finalized, our backlog remains solid. This provides the Company with the maximum flexibility to wait for a market upturn. Additionally, as recently announced, the Ocean Rig Poseidon will be continuously employed from September this year into Q1 2019. We are in discussions to enter additional drilling contracts to extend the employment of the Ocean Rig Poseidon and for new employment relating to the Ocean Rig Mykonos and the Ocean Rig Corcovado, both of which are currently hot stacked.

"Brent oil prices have stayed north of $70 per barrel since April 2018 and oil demand remains robust and we see the quarterly results of many of our customers that show they are cashflow positive even after dividends, which suggests that there is room for further capital expenditures. We are starting to see signs of increased spending in the offshore sector as tenders and requests for information keep coming in. Based on market reports this is the highest level of market enquiry since 2012. While we do not expect any material changes in drilling rates in the near future we project better utilization of the floater fleet and eventually a rate recovery in 2019. We believe that we are well positioned for a recovery in the floater market whenever this occurs."

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(1)  Adjusted EBITDA is a non- U.S. GAAP measure; please see the reconciliation to net income/(loss) (the nearest GAAP measure) elsewhere in this press release.

Financial Review: 2018 Second Quarter

The Company recorded net loss of $19.1 million, or $0.21 basic and diluted loss per share, for the three-month period ended June 30, 2018, as compared to a net income of $57.0 million, or $6,357.57 basic and diluted earnings per share(1), for the three-month period ended June 30, 2017.

Revenues decreased by $187.2 million to $97.3 million for the three-month period ended June 30, 2018, as compared to $284.5 million for the three-month period ended June 30, 2017. The decrease is mainly attributable to the i) conclusion of the respective drilling contracts of three drilling units which are currently hot stacked and ii) increased revenues earned during the three-month period ended June 30, 2017, as a result of the termination fees received upon the early termination relating to the contracts of two drilling units.

Drilling units' operating expenses decreased to $60.6 million (including $6.4 million of statutory periodic survey costs, associated with the Ocean Rig Mykonos, the Ocean Rig Skyros and the Leiv Eiriksson) and total depreciation and amortization decreased to $26.2 million for the three-month period ended June 30, 2018, from $70.6 million and $31.3 million, respectively, for the three-month period ended June 30, 2017. Total general and administrative expenses increased to $15.4 million during the three-month period ended June 30, 2018 from $15.1 million during the three-month period ended June 30, 2017.

Loss on sale of assets mainly associated with scrapping of various equipment amounted to $0.2 million for the three-month period ended June 30, 2018, as compared with a gain of $0.01 million for the three-month period ended June 30, 2017. Reorganization expenses amounted to $0.02 million for the three-month period ended June 30, 2018, as compared with $24.2 million for the three-month period ended June 30, 2017.

Interest and finance costs, net of interest income, decreased to $3.1 million for the three-month period ended June 30, 2018, compared to $69.7 million for the three-month period ended June 30, 2017. The decrease is mainly associated with the decrease in the interest on long term debt due to the discharge of $3.7 billion of debt, as a result of our restructuring which was completed on September 22, 2017.

(1) Share and per share data for 2017 give effect to a 1-for-9,200 reverse stock split, which became effective on September 22, 2017.

Operating Fleet

The table below describes our operating fleet profile as of August 8, 2018:

Unit	Year built	Redelivery

Leiv Eiriksson	2001	Q4 – 2018
Ocean Rig Corcovado	2011	N/A
Ocean Rig Poseidon	2011	Q1 – 2019
Ocean Rig Mykonos	2011	N/A
Ocean Rig Skyros	2013	Q3 – 2021

Total estimated backlog(1) as of June 30, 2018 amounted to approximately $743 million.

Note: The units the Eirik Raude, the Ocean Rig Olympia, the Ocean Rig Apollo, the Ocean Rig Mylos, the Ocean Rig Paros and the Ocean Rig Athena, have completed their preservation work and are currently cold stacked in Greece, remaining available for further employment. The Ocean Rig Mykonos and the Ocean Rig Corcovado are in Las Palmas, Spain, where they remain "ready to drill" and are being fitted with full Managed Pressure Drilling ("MPD") packages. The Ocean Rig Poseidon is in Walvis Bay, Namibia where it remains "ready to drill" and is expected to commence its previously announced drilling program, offshore Namibia, in the third quarter of 2018.

(1) The estimated backlog of our fleet is adjusted for subsequent events, new contracts and letter of intent, excludes options to extend and assumes full utilization for the full term of the drilling contract. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of drilling contracts, and other factors that may result in lower revenues than our estimated backlog.

Ocean Rig UDW Inc.

Financial Statements
Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in thousands of U.S. Dollars except for share and per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2018	2017	2018

REVENUES:
Revenues	$284,503	$97,349	$587,317	$291,493

EXPENSES:
Drilling units operating expenses	70,580	60,613	146,194	136,772
Depreciation and amortization	31,338	26,161	62,649	52,769
(Gain)/Loss on sale of assets	(14)	235	139	515
General and administrative expenses	15,126	15,416	31,091	31,507

Operating income/(loss)	167,473	(5,076)	347,244	69,930

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(69,700)	(3,138)	(121,209)	(10,241)
Reorganization expenses	(24,164)	(20)	(41,043)	(227)
Other, net	1,319	(4,955)	1,212	(7,696)
Income taxes	(17,926)	(5,899)	(37,013)	(16,004)
Total other expenses, net	(110,471)	(14,012)	(198,053)	(34,168)

Net income/(loss) attributable to Ocean Rig UDW Inc.	$57,002	$(19,088)	$149,191	$35,762

Net income/(loss) attributable to Ocean Rig UDW Inc. common stockholders	$57,002	$(19,088)	$149,010	$35,762

Earnings/(loss) per common share, attributable to common stockholders, basic and diluted (1)	$6,357.57	$(0.21)	$16,619.45	$0.39
Weighted average number of common shares, basic and diluted (1)	8,966	91,567,982	8,966	91,567,982

(1) Share and per share data for 2017 give effect to a 1-for-9,200 reverse stock split and for 2017 the issuance of 90,651,603 shares, both became effective on September 22, 2017.

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2017	June 30, 2018

ASSETS
Cash, cash equivalents and restricted cash (current and non-current)	$783,081	$719,226
Other current assets	207,637	103,492
Advances for drillships under construction and related costs	-	35,552
Drilling units, machinery and equipment, net	1,852,167	1,809,794
Other non-current assets	9,080	8,345
Total assets	2,851,965	2,676,409

LIABILITIES AND STOCKHOLERS' EQUITY
Total debt, net of deferred financing costs	531,632	350,000
Total other current liabilities	102,411	74,724
Total other non-current liabilities	14,702	12,703
Total stockholders' equity	2,203,220	2,238,982
Total liabilities and stockholders' equity	$2,851,965	$2,676,409

SHARE COUNT DATA
Common stock issued and outstanding	91,567,982	91,567,982

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, statutory periodic survey costs, (gain)/loss on sale of assets, reorganization expenses and other non-cash items as described below. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained from time to time, in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income/(loss) to Adjusted EBITDA:

(U.S. Dollars in thousands)	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2018	2017	2018
Net income/(loss)	$57,002	$(19,088)	$149,191	$35,762

Add: Net interest expense	69,700	3,138	121,209	10,241
Add: Depreciation and amortization	31,338	26,161	62,649	52,769
Add: (Gain)/Loss on sale of assets	(14)	235	139	515
Add: Income taxes	17,926	5,899	37,013	16,004
Add: Statutory periodic survey costs	15,690	6,425	16,211	18,259
Add: Reorganization expenses	24,164	20	41,043	227
Adjusted EBITDA	$215,806	$22,790	$427,455	$133,777

Conference Call and Webcast: August 9, 2018

As announced, the Company's management team will host a conference call, on Thursday August 9, 2018 at 8:00 a.m. Eastern Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238- 0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Ocean Rig" to the operator.

A telephonic replay of the conference call will be available until August 16, 2018, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785  (Standard International Dial In) and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company's website at www.ocean-rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.

Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."

Visit the Company's website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions. Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our new capital structure; (ix) our ability to procure or have access to financing and our ability to comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units our customer contracts, including contract backlog, contract commencements and contract terminations; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities; (xvi) any litigation or adverse actions that may arise from our recently completed financial restructuring. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports of Ocean Rig filed with or submitted to the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Further, the Company cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York) Tel. 212-661-7566
E-mail: oceanrig@capitallink.com